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SEC FILE NUMBER	811-05742
CUSIP NUMBER	0000844779

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☒ Form N-SAR ☐ Form N-CSR

For Period Ended: July 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BlackRock Funds

Full Name of Registrant

Former Name if Applicable

100 BELLEVUE PARKWAY

(Address of Principal Executive Office (Street and Number)

WILMINGTON, DE 19809

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The series included in the Form N-SAR filing for BlackRock Funds (the “Registrant”) for the period ended July 31, 2017 are administered by 3 different service providers - Bank of New York, State Street Bank and JP Morgan. Due to a recent change in the administrator for BlackRock Short Obligations Fund (the “Short Obligations Fund”), it was JP Morgan’s first time preparing the Form N-SAR on behalf of the Registrant. On September 29, 2017 JP Morgan filed the Form N-SAR for the Registrant solely with respect to the Short Obligations Fund and received a duplication error message since a Form N-SAR for the Registrant for the period ended July 31, 2017 had already been filed by State Street for other series of the Registrant. JP Morgan’s tool used in the preparation of Form N-SAR generates output that cannot be automatically combined with Bank of New York’s or State Street Bank’s filing so that one filing can be done on behalf of the Registrant. An amended Form N-SAR including all applicable series of the Registrant will need to be manually prepared. Because the need to manually combine N-SAR filings did not become apparent until September 29, 2017, and because manual preparation will take some time, there was not enough time to file a Form N-SAR with respect to the Short Obligations Fund by the deadline of September 29, 2017 without unreasonable effort or expense. An amended Form N-SAR including all applicable series of the Registrant will be filed with the SEC after the deadline.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Peter Kennard	(302)	797-6856
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BlackRock Funds

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	10/2/17	By	/s/ Neal J. Andrews
Neal J. Andrews
Chief Financial Officer